  EXHIBIT 99.1

Driver Management Company LLC

October 24, 2019

Tonya K. Sturm

Senior Vice President, Secretary, Treasurer and CFO

First United Corporation

19 South Second Street

Oakland, MD 21550

Dear Tonya,

I’m following up on my previous request for information on First United’s stockholders. I asked for this information in the spirit of fostering the “constructive dialogue” First United has publicly claimed it wants. I was disappointed by your refusal to share this information and your decision to hide behind Maryland’s unusually restrictive books and records law, which we both know is less shareholder friendly than the equivalent books and records law in Delaware (where many of your peer financial institutions are incorporated). I am repeating my request, which you should deem incorporated into this letter, and urge you to follow through on your stated “commitment to transparen[cy]” by providing me with the requested information. I also wanted to thank you for committing in writing to provide a stockholder list when Driver requests it pursuant to Rule 14a-7 instead of mailing any solicitation materials prepared by Driver to the First United stockholders.

That said, I am writing to make absolutely clear that I disagree in each and every respect with the claims you made in the letter you sent on October 10 that First United “must insist that stockholders adhere to the letter of the law regardless of the nature of the request or [First United’s] ability to satisfy it” and that First United must “ensure[] that there can be no misinterpretations or assertion that [First United] has favored one stockholder.” This is the opposite of how normal public companies function. If companies followed your nonsense theory of corporate governance and made stockholders “adhere to the letter of the law,” then they would not:

•	Provide extra disclosures in their proxy statements;
•	Hold earnings calls (although I note First United does not hold earnings calls);
•	Arrange for their executives to hold meetings with significant stockholders;
•	Adopt corporate governance changes in response to nonbinding stockholder proposals; and
•	Enter into settlement agreements with specific stockholders (especially not agreements that grant the stockholder a board designation right).

If we were pretend that your nonsense theory were actually true, then how do you explain First United’s behavior in other contexts? I understand that Ms. Rodeheaver is planning to meet with some (but not all) of First United’s investors who have asked for a meeting—even though under Maryland law those investors do not have a legal entitlement to a one-on-one session with a company’s CEO. And if equal treatment of stockholders is necessary, then why not provide a stockholder list to any stockholder who requests it? Why take the opposite approach and “insist upon strict compliance with the stockholder inspection laws and regulations by all stockholders”?

Surely First United has another reason for denying my request for customary stockholder information. I think we can be candid with each other at this point—it seems to me that you denied my request because you don’t want Driver to be able to efficiently communicate with your other stockholders. If I’m wrong, then I would certainly appreciate the opportunity to hear the real reasons for First United’s refusal to provide the customary stockholder information I requested.

Sincerely,

/s/ Abbott Cooper

Abbott Cooper

Managing Member

Driver Management Company LLC